[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 19, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	CVR Energy, Inc.
Amended Schedule 14D-9 filed March 9, 2012
SEC File No. 005-83522

Soliciting Materials filed pursuant to Rule 14a-12
Filed on March 9, 2012
File No. 001-33492

Dear Mr. Duchovny:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 13, 2012 (the “SEC Comment Letter”) regarding the above referenced Amendment to CVR Energy, Inc.’s (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and Soliciting Materials filed pursuant to Rule 14a-12 on March 9, 2012 (the “Soliciting Materials”).

We have responded to each of the Staff’s comments below. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated. Concurrently with this letter, the Company is filing Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”) and is filing revised language with respect to the Soliciting Materials pursuant to Rule 14a-12 (the “Revised Soliciting Materials”) in response to the Staff’s comments.

Amended Schedule 14D-9

The Solicitation or Recommendation

Reasons for Recommendation, page 19

1.	Staff’s Comment: We are continuing to consider your response to prior comment 1. In the meantime, please provide us supplementally with any presentation materials the financial advisors provided to you.

Response: The Company has given serious consideration to the Staff’s

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 19, 2012

comment. While the Company does not believe that review of the presentation materials provided to the Company by the financial advisors is necessary to support the statements made in the Schedule 14D-9 due primarily to the fact that the full text of the opinions rendered by each financial advisor are reproduced in their entirety in the Schedule 14D-9, the Company will provide to the Staff materials presented by the financial advisors to the Board on February 28, 2012 in response to the Staff’s request, on a supplemental and confidential basis.

Soliciting Materials

2.	Staff’s Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy solicitation materials or provided to the staff on a supplemental basis. We note your disclosure that your board and management “have delivered strong stock performance, increased shareholder value...are far more capable of guiding the Company through a sale process that the Icahn Group’s nominees...” Provide the support described above.

Response: The Company respectfully acknowledges the Staff’s comment and is of the view that all assertions in the Schedule 14D-9 regarding the Company’s performance are amply supported by disclosure included in the Schedule 14D-9. In particular, the Company notes the disclosure on page 13 of the Schedule 14D-9, demonstrating the Company’s cumulative stockholder return compared to its peers and the S&P 500 over the period from October 22, 2007 to February 24, 2012. With respect to the Company’s disclosure that the Company’s board and management “are far more capable of guiding the Company through a sale process than the Icahn Group’s nominees…” the Company is also of the view that this comparison is justified based on the disclosure in the Schedule 14D-9 and other information contained in Company filings and generally publicly available. However, in response to the Staff’s comment, the Company will specify in Amendment No. 5 that the disclosure on page 30 of the Schedule 14D-9 and in the Revised Soliciting Materials constitutes the Board’s belief.

3.	Staff’s Comment: Your disclosure that your board and management “have the interests of all of stockholders, not just Mr. Icahn” and that “[p]ermitting the representatives of the Icahn Group to lead a sale process will put. Mr. Icahn’s interests above those of all other stockholders” imply that the Icahn Group’s nominees would carry out their board duties in violation of their fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

Response: The Company respectfully acknowledges the Staff’s comment.

*  *  *  *

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

March 19, 2012

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1378 or BMRoth@wlrk.com, or Andrew R. Brownstein at (212) 403-1233 or ARBrownstein@wlrk.com.

Sincerely,
/s/ Benjamin M. Roth Wachtell, Lipton, Rosen & Katz

Cc:	Edmund S. Gross

Senior Vice President, General Counsel and Secretary

CVR Energy, Inc.